UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2012.
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Date: June 21, 2013	By: /s/ Michael E. Sulentic

Michael E. Sulentic
Administrative Committee Member

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011, and Year Ended December 31, 2012
Contents
Report of Independent Registered Public Accounting Firm 1
Financial Statements
Statements of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 14

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
June 21, 2013

1

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value	$36,848,429	$29,434,689
Investment in Harley-Davidson Retirement Savings Plan Master Trust	149,539	-

Receivables:
Participant contributions	76,785	154,825
Company contributions	264,860	278,008
Notes receivable from participants	877,235	925,633
Total receivables	1,218,880	1,358,466
Net assets available for benefits	$38,216,848	$30,793,155

See accompanying notes.

2

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions:
Participants’ contributions	$2,833,540
Company contributions	1,694,012
Rollovers	779,337
Investment income of Harley-Davidson Retirement Savings Plan Master Trust	18,125
Interest and dividends	1,005,443
Interest income on notes receivable from participants	51,608
Total additions	6,382,065

Deductions:
Participant distributions	1,783,078
Administrative expenses	3,225
Total deductions	1,786,303

Net appreciation in fair value of investments:
Mutual funds	2,821,279
Brokerage accounts	6,652

Net increase	7,423,693
Net assets available for benefits at beginning of year	30,793,155
Net assets available for benefits at end of year	$38,216,848

See accompanying notes.

3

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012

1. Description of the Plan
The following brief description of the Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for eligible employees of Harley-Davidson Financial Services, Inc. (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Plan after completing three months of service with the Company and must be at least 18 years of age.
Contributions
Subject to certain limitations, participants may contribute up to 25% of their compensation on a pretax basis through payroll deductions. Participants may also contribute amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company may make discretionary matching contributions determined annually based on the participant’s pretax contributions. During 2012 and 2011, each participant’s contribution was matched by the Company at a rate of 100% up to $1,500 and an additional matching contribution of $0.50 on every dollar thereafter. Company-matching contributions are made quarterly, and participants must be employed on the last day of the quarter to be eligible for such contributions. The Company may also make an annual discretionary profit-sharing contribution. No such contribution was made for the year ended December 31, 2012. All contributions are subject to the limitations of the Internal Revenue Code (the Code).
Participants direct their elective contributions into various investment options offered by the Plan, which includes a self-directed brokerage account feature, and can change their investment option on a daily basis. In 2011, Harley-Davidson, Inc. common stock was added as an investment option. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions are generally 100% vested after three years of service or if employment terminates due to death, disability or retirement on or after age 65.

4

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Loans to Participants
A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 60 months or up to 10 years for the purchase of a primary residence. Loans are secured by participants’ account balances, are supported by promissory notes payable to the Plan, and bear interest at a fixed rate equal to the prime rate upon the inception of the loan plus 2%. At December 31, 2012, interest rates on participants’ loans ranged from 4.25% to 10.25%. Payments on participants’ loans are made through payroll deductions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and the Plan’s earnings. Allocations of the Plan’s earnings are based on individual participant fund performance earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2012 were approximately $75,000 and were used to reduce the Company's fourth quarter 2012 contributions, which were paid in 2013.
Benefit Payments
In the event a participant’s employment ceases due to death, disability, or retirement on or after age 65, the participant (or the beneficiaries) will be entitled to receive an amount equal to the full value of the participant’s account in a lump-sum payment. In the event a participant’s employment ceases due to termination, the participant will be entitled to receive an amount equal to the value of the vested interest in the participant’s account in a lump-sum payment. In addition, hardship withdrawals are permitted if certain criteria are met.
Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or terminate the Plan at any time and to discontinue or modify its contributions at any time subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.
Administrative Expenses
Most administrative expenses of the Plan are paid by the Company.

5

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Benefit Payments
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments, the plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.

6

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an impact on the Plan’s financial statements.
3. Investments
The following investments represent 5% or more of the Plan’s assets as of December 31:

	2012	2011

Morgan Stanley Mid Cap Growth	$6,205,505	$2,568,511
Fidelity Contrafund K	5,822,742	5,277,606
Spartan 500 Index	5,077,886	4,056,927
PIMCO Total Return Inst Fund	4,115,836	3,402,175
Fidelity Money Market Trust Retirement Money Market Portfolio	3,655,983	3,468,069
MFS Massachusetts Investors Trust R4	3,535,270	2,720,684
Europacific Growth R6	3,116,021	–
Fidelity Growth Strategies Fund	–	2,916,492
American Funds Europacific Growth R5	–	2,673,835

7

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

4. Master Trust
The Plan participates in the Harley-Davidson Retirement Savings Plan Master Trust (the “Master Trust”). The purpose of the Master Trust is the collective investment of assets of the participating plans. Except for the Plan, all participating plans in the Master Trust are sponsored by Harley-Davidson Motor Company Group, LLC (the “affiliated Plans”). Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. This Plan’s only investment within the Master Trust is included within the Harley-Davidson, Inc. Common Stock Fund.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans daily based on each participant’s account balance within each investment fund option.
A summary of the Master Trust’s net assets as of December 31, 2012 is as follows:

Investments at fair value:
Mutual Funds:
U.S. equity funds	$167,124,168
International equities	49,580,085
Fixed income	57,244,897
Balanced funds	152,346,671
Brokerage accounts	8,017,602
Money market fund:
Fidelity Retirement Money Market Portfolio	69,240,505
Harley-Davidson, Inc. Common Stock Fund	154,011,512
Net assets of the Master Trust	$657,565,440

8

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

4. Master Trust (continued)
Investment income has been allocated among the participating plans based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the year ended December 31, 2012 is as follows:

Interest and dividend income	$15,928,556
Net appreciation in fair value of mutual funds	40,609,943
Net appreciation in fair value of brokerage
accounts	233,087
Net appreciation in fair value of common
stock - Harley-Davidson, Inc.	34,500,322
Investment income of the Master Trust	$91,271,908

The Plan’s percentage interest in the Master Trust as of December 31, 2012 was .02%
The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2012:

Harley-Davidson, Inc. common stock	$153,409,126
Money market fund	1,740,298
Other payable	(1,137,912)
Net assets of the Harley-Davidson, Inc.
Common Stock Fund	$154,011,512

5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

9

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Mutual Funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year end.
Money Market Fund: Valued at cost, which approximates the fair value of the NAV of shares held at year-end.
Common Stock: Valued at quoted market prices of shares held at year end.
Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.

10

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets excluding its interest in the Master Trust carried at fair value:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$21,349,690	$ –	$ –	$21,349,690
International equity	3,369,562	–	–	3,369,562
Fixed income	8,804,067	–	–	8,804,067
Balanced funds	3,198,498	–	–	3,198,498
Brokerage accounts:
U.S. common stock	95,807	–	–	95,807
Mutual funds:
U.S. equity	738	–	–	738
External Fund	15,545	–	–	15,545
Fixed income	14,522	–	–	14,522
Total assets at fair value	$36,848,429	$ –	$ –	$36,848,429

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$17,644,741	$ –	$ –	$17,644,741
International equity	2,729,701	–	–	2,729,701
Fixed income	7,185,657	–	–	7,185,657
Balanced funds	1,806,614	–	–	1,806,614
Harley-Davidson Inc. Common stock	22,207	–	–	22,207
Brokerage accounts:
U.S. common stock	29,366	–	–	29,366
Mutual funds:
U.S. equity	12,349	–	–	12,349
Fixed income	4,054	–	–	4,054
Total assets at fair value	$29,434,689	$ –	$ –	$29,434,689

11

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$167,124,168	$ –	$ –	$167,124,168
International equity	49,580,085	–	–	49,580,085
Fixed income	57,244,897	–	–	57,244,897
Balanced funds	152,346,671	–	–	152,346,671
Brokerage accounts:
Common stock:
Domestic	3,994,092	–	–	3,994,092
International	942,307	–	–	942,307
Mutual funds:
U.S. equity funds	799,948	–	–	799,948
International Equity	211,884	–	–	211,884
Fixed income	609,727	–	–	609,727
Cash	1,459,644	–	–	1,459,644
Money market fund	69,240,505	–	–	69,240,505
Harley-Davidson Inc. Common Stock Fund	154,011,512	–	–	154,011,512
Total assets at fair value	$657,545,440	$ –	$ –	$657,545,440

12

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

6. Income Tax Status
The Plan has received an opinion letter from the Internal Revenue Service (the IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS Volume Submitter plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
7. Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Related-Party Transactions
The Plan holds shares of mutual funds managed by the trustee of the Plan. The Plan also invests in the common stock of Harley-Davidson, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

13

Supplemental Schedule

14

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001

December 31, 2012

	Number of	Current
Identity of Issuer and Description of Investment	Shares	Value

American Funds:
Europacific Growth R6	75,668	$3,116,020
Columbia:
Acorn International Z	3,100	126,597
Eaton Vance:
Parametric Str Emerg Mkts A	5,841	87,379
Fidelity Management Trust Company:*
Contrafund K	75,122	5,822,742
Freedom K 2000	1,090	12,887
Freedom K 2010	5,955	76,695
Freedom K 2015	4,878	63,213
Freedom K 2020	51,374	687,895
Freedom K 2025	13,329	181,012
Freedom K 2030	41,890	574,728
Freedom K 2035	46,423	643,890
Freedom K 2040	19,569	272,200
Freedom K 2045	28,340	399,310
Freedom K 2050	13,136	185,480
Freedom K 2055	8,326	82,840
Freedom K Income	1,571	18,348
Money Market Trust Retirement Money Market Portfolio	3,655,983	3,655,983
Spartan U.S. Equity Index Portfolio	5	198
Spartan 500 Index ADV	100,572	5,077,886
Spartan EXT Market Index ADV	8,642	344,889

15

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001 (Continued)

December 31, 2012

	Number of	Current
Identity of Issuer and Description of Investment	Shares	Value

MFS:
Massachusetts Investors Trust R4	163,594	3,535,270
MFS Value R4	3,894	98,706
Morgan Stanley:
Mid Cap Growth I	178,627	6,205,505
PIMCO:
Real Return Inst	41,200	505,528
Total Return Inst Fund	366,178	4,115,836
Royce:
Opportunity IS	7,909	95,383
Ridgeworth:
Mid Cap Value Equity I	5,025	59,049
TCW:
Small Cap Growth I	4,107	110,062
Vanguard:
FTSE All-World Index Inv	2,210	39,566
Total Bond Signature	47,495	526,720
Brokerage accounts	—	126,612
Participant loans* (varying maturities and interest
rates ranging from 4.25% to 10.25%)	—	877,235
Total investments		$37,725,664

*Represents a party in interest.

16